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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

April 29, 2016

Re:	AC Immune SA
Draft Registration Statement on Form F-1
Submitted November 23, 2015
CIK No. 0001651625

CONFIDENTIAL

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated December 2, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on November 23, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 29, 2016

Capitalization, page 62

1.	Please explain why you have stated that the table reflects the 250-for-1 stock split effected on November 2, 2015 on an ‘as adjusted’ basis yet you have adjusted the number of actual common shares issued and outstanding at September 30, 2015 of 8,758,500 to reflect the stock split.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

Exhibit 5.1

2.	We note the following assumptions in Section II(c) and II(h) of the legal opinion:

•	“no bankruptcy, reorganization, liquidation or similar proceedings is or are pending or were initiated against the Company…,”

•	“a sufficient number of Shares will be available for issuance…,”

•	“to the extent applicable, the Shares will be issued in accordance with articles 647, 651-652h, 931a – 937 and 973c of the Swiss Code of Obligations…,” and,

•	“the issuance and sale of the Shares will not violate the articles of association or organizational regulations of the Company, any applicable law or any requirement or restriction imposed by any court or governmental body having jurisdiction of the Company.”

These statements appear to reflect inappropriate assumptions as to the relevant issue of whether the shares have been validly issued. Please remove this language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include a revised Exhibit 5.1 legal opinion that addresses the Staff’s comment with a future draft confidential submission or filing of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Via E-mail
Andrea Pfeifer, Chief Executive Officer
George Pavey, Chief Financial Officer
AC Immune SA